Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands of dollars)	2006	2005	2004	2003	2002

Earnings:
Income before taxes	$514,061	$543,574	$552,666	$523,987	$522,705

Add: Fixed charges, excluding interest on deposits	345,253	243,239	191,648	179,903	169,788

Earnings available for fixed charges, excluding interest on deposits	859,314	786,813	744,314	703,890	692,493
Add: Interest on deposits	717,167	446,919	257,099	288,271	385,733

Earnings available for fixed charges, including interest on deposits	$1,576,481	$1,233,732	$1,001,413	$992,161	$1,078,226

Fixed Charges:
Interest expense, excluding interest on deposits	$334,175	$232,435	$178,842	$168,499	$157,888
Interest factor in net rental	11,078	10,804	12,806	11,404	11,900
expense

Total fixed charges, excluding interest on deposits	345,253	243,239	191,648	179,903	169,788
Add: Interest on deposits	717,167	446,919	257,099	288,271	385,733

Total fixed charges, including interest on deposits	$1,062,420	$690,158	$448,747	$468,174	$555,521

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.49x	3.23x	3.88x	3.91x	4.08x
Including interest on deposits	1.48x	1.79x	2.23x	2.12x	1.94x

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